UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2012

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

 (Exact name of registrant as specified in its charter)

1 Shuanghu Development Zone

Xinzheng City

Zhengzhou, Henan Province

China, 451191

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On October 24, 2012, the Board of Directors of China Gerui Advanced Materials Group Limited (the “Company”) scheduled the 2012 annual general meeting of shareholders (the “2012 Annual Meeting”) of the Company for November 29, 2012, 10:00 A.M. local time, at the Company’s headquarters, 1 Shuanghu Development Zone, Xinzheng, Zhengzhou, Henan Province, China. The Board of Directors also established October 31, 2012 as the record date for the 2012 Annual Meeting.

Also on October 25, 2012, the Company issued a press release announcing the foregoing and the availability of its 2011 Annual Report on its website, and providing information for accessing the 2011 Annual Report. A copy of this press release is furnished as Exhibit 99.1 hereto.

Exhibits

Exhibit	Description

99.1	Press release dated October 25, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer

Date: October 25, 2012

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EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 25, 2012

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